

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 28, 2006

Via U.S. mail and facsimile

Mr. David Walton, Esq.
General Counsel
Aircastle Advisor LLC
300 First Stamford Place, 5th Floor
Stamford, CT 06902

> **Re: Aircastle Limited**
> **Registration Statement on Form S-1**
> **Filed June 2, 2006**
> **File No. 333-134669**

Dear Mr. Walton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not

previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

2.   Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

3.   We note the comparative and factual assertions throughout your prospectus as to information related to your industries. Please advise us as to whether your basis for these assertions is based on the most recently available data and, therefore, is reliable. In addition, if you funded or were otherwise affiliated with any sources that you cite, please disclose this fact. Otherwise, please confirm to us that your sources are widely available to the public. If any of the sources are not publicly available, please either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Table of Contents

4.   We note the statement that investors should rely only on information set forth in your prospectus. If you intend to use any free writing prospectuses, you should remove this statement when you have a Section 10 prospectus available, as you will be liable for and investors will be entitled to rely upon that information.

5.   Please provide us with a copy of the consent disclosed in the second paragraph.

Prospectus Summary, page 1

6.   The disclosure under the headings "Aircastle Limited," Competitive Strengths," and Growth Strategy" merely repeats the disclosure set forth in your Business section under similarly-titled headings. Your summary should provide a brief overview of the most important aspects of your business and offering. Please revise accordingly.

Aircastle Limited, page 1

7.   We note the disclosure in the fourth paragraph of the first paragraph that your lessees are "generally responsible for maintaining the aircraft." We also note the disclosure in risk factor 20, in particular in the third and fourth paragraphs. Please revise your disclosure here and elsewhere in your prospectus to clarify your obligations with respect to maintenance of the aircraft.

8.   We note the disclosure in the first sentence of the third paragraph regarding the dividends paid from your earnings. Please explain what you mean by earnings. In this regard, we note the disclosure in the section entitled "Reinvest amounts approximately equal to non-cash depreciation expense…" on page 3 and in the second to last sentence of the section entitled "Dividend Policy" on page 6.

9.   Please either delete the statement in the fifth sentence of the third paragraph that you structured your securitization to "pay predictable dividends" or demonstrate your ability to pay predictable dividends. Please also clarify what you mean by the term "predictable."

10.   We note the disclosure in the last sentence of the third paragraph. We also note similar disclosure elsewhere in your prospectus, including in risk factor eight on page 13 and in the section entitled "Dividend Policy" on pages 6 and 42. Please disclose, if true, that the dividend paid in 2006 is not indicative of the amount of dividends you will pay in the future.

Competitive Strengths, page 2

Diversified portfolio of high-quality aircraft, page 2

11.   Please explain how your portfolio is diversified with respect to "asset type."

Disciplined acquisition approach and broad sourcing network, page 2

12.   Please explain the meaning of "jurisdiction favorability." Please also explain how you are able to "execute acquisitions expeditiously and without financing contingencies."

Scaleable business platform, page 2

13.   Please explain the basis for the statement that your asset management systems are "state-of-the-art." Please also explain how the platform design enables you to grow your revenues and asset base without a proportional increase in costs.

Innovative long-term debt financing structure, page 2

14.   Please explain the benefit of "constant leverage."

15.   We note that you use the term "Securitization No. 1" here and throughout your Prospectus Summary section, yet the term is not defined. Please ensure that all defined terms throughout your prospectus are defined where first used and that you only define terms once where they are first used. Please revise accordingly.

Industry Trends, page 3

Improving lease rates, page 4

16. Please disclose the negative factors associated with increasing lease rate factors. For example, will lessees consider purchasing than leasing if the factor is too high?

Recent Securitization, page 4

17. Please explain "securitization" as investors may not be familiar with this type of financing. Please also explain what you mean by "fixed rate financing cost."

Summary Consolidated Financial Information, page 8

18. Please provide an additional column to your capitalization table in note 2, which is labeled as further adjusted or something similar. Similar to the capitalization table on page 43, the additional column should include the effects of your offering; whereas, the adjusted pro forma column should show the pro forma effects of all other adjustments excluding your offering.

Risk Factors, page 11

19. Please delete the last sentence of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks or risks that may become material. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

20. Please revise your risk factors to remove the phrases "we cannot assure," "there can be no assurance," and other similar phrases. In this regard, we note that the actual risk is that the event will occur, not your inability to prevent it. See, for example and without limitation, risk factors one, eight, 10, 16, 20, 22, 24, 26, 28, 31, 36, 45, 46, 54 and 55.

21. Many of your risk factors in this section are repetitive, in that they repeat risks and/or disclosure discussed elsewhere in this section. Your risk factors should describe a genuine risk which is prominently expressed with only enough other information included to place the risk in context. Please review all of your risk factors and revise accordingly.

22. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." Certain of your risk factors could apply to many issuers in your industry and in other industries. See, for example,

risk factors three, nine, 11, 13, 16, 24 and 57. Please explain how these risk factors specifically apply to your company or your offering.

An increase in our borrowing costs…, page 13

23.   Please discuss your annual debt obligations and the impact of a 1% increase in interest rates on these obligations.

Departure of key officers…, page 13

24.   All companies rely on their key personnel. Please explain how this specific risk applies to your company. For example, do you lack employment contracts with any of your key personnel? Are any of your key personnel planning to retire or nearing retirement age?

The concentration of aircraft types… page 17

25.   Please clarify the risk discussed in the first sentence of the second paragraph.

If the ownership of our common shares…, page 31

26.   Please revise to disclose the actual risk to an investor, namely the risk that your controlling stockholder may prevent or frustrate attempts to effect a transaction that is in the best interests of other stockholders, or may cause your company to take action that is not in the best interests of other stockholders. Please comply with this comment in risk factor 43.

Market and Industry Data and Forecasts, page 40

27.   We note the statements in the last sentence of each of the second and third paragraphs regarding the fact that certain information has not been verified. Please be advised that you are responsible for the entire content of your prospectus and cannot include language that may be interpreted as a disclaimer of the information in your prospectus. Please revise to remove these statements.

Use of Proceeds, page 41

28.   Please revise the third sentence of the first paragraph to disclose the amount of proceeds that will be used to repay indebtedness. Please also comply with this comment in the section entitled "Use of Proceeds" on page 6.

29.   We note the disclosure in the last paragraph. Please explain the circumstances under which you would use a portion of the proceeds to acquire aviation assets.

See Instruction 7 to Item 504 of Regulation S-K. Please also state the amounts and sources of other funds needed to acquire these assets, as it appears that material amounts of other funds will be necessary for this purpose. See Instruction 3 to Item 504 of Regulation S-K.

Dividend Policy, page 42

30. You state that you expect to pay substantially all of your earnings to your stockholders as dividends. Please disclose in greater detail what this means. Please provide the following disclosures regarding your dividend policy:

- Please discuss the risks and limitations of your policy. This should include a clear statement that your dividends may not be paid in accordance with your policy. You should also disclose the consequences of not investing your earnings in future growth as well as the consequences of not using your earnings towards provisions for unexpected cash needs;

- Please disclose whether you intend to borrow to pay dividends according to your stated policy if you do not have the cash necessary to pay the intended dividends, as well as the risks and possible outcomes if expected results are not achieved; and

- You disclose that certain current debt arrangements restrict you from paying dividends after your offering if you are in default. Please state whether based on your forward-looking operating results and expected cash flows, you expect to be in compliance with these debt covenants, for which noncompliance could lead you to be in default.

31. We note the disclosure in the first paragraph. Please explain how you intend to finance this dividend.

Dilution, page 45

32. We note the table on page 46. Please be advised that this table must include any shares that your officers, directors, and affiliated persons have the right to acquire. Please revise accordingly. See Item 506 of Regulation S-K.

Management's Discussion and Analysis

Finance, page 52

33. We note the disclosure in the last sentence of the second paragraph. Please explain what you mean by "residual economic interests."

34. We note the disclosure in the first sentence of the third paragraph. Please explain what you mean by "pool balance of the certificates."

Revenues and Contribution Margin, page 53

35. Your current presentation of total contribution margin appears to constitute a non-GAAP financial measure. Please remove the total amounts, or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Liquidity and Capital Resources, page 60

36. Please include a detailed discussion of the significant expected uses of cash, including planned amounts for the acquisition and improvement of flight equipment. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Credit Facilities, page 62

37. We note the disclosure in the second paragraph on page 63. Please explain "repurchase agreements" as investors may not be familiar with this type of financing.

38. We note the disclosure in the table on page 63. Please either revise the table or provide footnote disclosure to reflect the recent changes to your credit facilities.

Contractual Obligations, page 64

39. We note that your contractual obligations have changed since March 31, 2006 and will change upon the application of the proceeds of your offering. Please either provide a pro forma table of contractual obligations taking the changes into account or provide clear disclosure in this section regarding the impact of the changes on your contractual obligations.

Foreign Currency Risk and Foreign Operations, page 67

40. It appears that the US Dollar is the functional currency for all of your operations. Given that you have branch offices in Ireland and Singapore, you incur Euro and Singapore dollar denominated expenses, and the majority of your revenues recorded are denominated from Europe and Asia, please tell us how you determined it is appropriate to use the US Dollar as the functional currency for your offices and operations in Ireland and Singapore in accordance with paragraphs 5 though 10 of SFAS 52.

Business, page 82

41.   Please disclose the information required by Item 101(c)(vii) of Regulation S-K. In this regard, we note the disclosure in Note 4 to your financial statements.

42.   We note disclosure in risk factor 27 regarding the general financial condition of many of your lessees. Please disclose whether you target this type of lessee and why future lessees are likely to continue to be in a weak financial condition and suffer liquidity problems.

Acquisitions, page 86

43.   We note the disclosure in risk factor 15. Please explain why the aircraft that you acquire are of such an age. Please also clarify the parties from whom you acquire aircraft. In this regard, please disclose whether you acquire any aircraft from affiliates.

Government Regulation, page 91

44.   Please revise this section to discuss the regulatory requirements disclosed in risk factor 23.

Management, page 92

45.   It appears that you may be a "controlled company" under the NYSE rules and will be exempt from certain corporate governance rules. If applicable, please revise this section to discuss the impact of this exemption on your corporate governance. In addition, please add a risk factor discussing the risks of being exempt from these corporate governance requirements.

Directors and Executive Officers, page 92

46.   Please identify each officer and director that is an affiliate of Fortress.

47.   We note that Mr. Ueberroth will become a director of your company prior to the completion of your offering. We also note that Mr. Ueberroth did not sign your registration statement. Please file his consent to be named in your registration statement. See Rule 438 of Regulation C.

Board of Directors, page 94

48.   We note the disclosure in the fifth sentence. Please provide this information as of the completion of your offering.

49. We note the disclosure in the last sentence. Please identify your independent directors.

Committees of the Board of Directors, page 94

50. We note the disclosure in the third paragraph that you intend to elect at least three members to your board of directors who are independent. Once these persons have been chosen or nominated to become directors, please provide all of the information required by Item 401(a) of Regulation S-K, as well as the consents required by Rule 438 of Regulation C.

Executive Officer Compensation, page 95

51. Please disclose the information required by Item 402(d) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 103

52. Please disclose whether you have procedures for reviewing and pre-approving transactions between you and your directors, executive officers, and affiliates.

Other Transactions with Fortress, page 105

53. We note the disclosure in the first two paragraphs. Please disclose whether you will continue to have these services performed by Fortress after your offering.

54. We note the disclosure in the last paragraph. Please file the letter of intent as an exhibit to your registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Description of Share Capital, page 117

55. Please revise the first sentence of the introductory paragraph to clarify that this section summarizes the material provisions of your charter documents, and not merely certain provisions of your charter documents.

56. We note the statement in the second sentence of the introductory paragraph that the summaries are not complete. A summary by its nature is not complete. This language suggests that you have not summarized the material provisions of your charter documents. Please revise to delete this statement.

57. Please delete the statement in the second sentence of the introductory paragraph that the summaries are qualified by reference to your charter documents, as your statement is inconsistent with Rule 411 of Regulation C.

Certain Provisions of Bermuda Law, page 120

58.   We note the disclosure in the first sentence of this section. Please provide us with a copy of the "designation."

Differences in Corporate Law, page 121

59.   Please revise the second sentence of the first paragraph of this section to clarify that this section summarizes the material differences in the laws.

60.   We note the statement in the last sentence of the first paragraph of this section that the summaries "do not address every applicable all aspects of Bermuda law that may be relevant to us and our shareholders, or all aspects of Delaware law which may differ from Bermuda law." A summary by its nature does not address every aspect of the matter and this statement suggests you have not summarized the material differences in the laws. Please delete this statement.

Lock-Up of our Common Shares, page 128

61.   Please disclose the "certain exceptions" referenced in the first sentence of the first paragraph of this section.

62.   Please disclose the percentage of each of the outstanding and the issuable shares of your common stock that will be subject to the lock-up agreements.

63.   Please briefly describe those factors that the representatives may likely consider in determining to release shares. Please also discuss whether the representatives have any current intention to release shares from the lock-up agreements.

Bermuda Tax Considerations, page 130

64.   We note the disclosure in the second sentence of this section. Please provide us with a copy of the "assurance."

Underwriting, page 137

65.   We note the disclosure in the last bullet point of the second full paragraph on page 140. You must disclose all material factors with respect to determining your offering price. Please revise accordingly.

66.   We note the disclosure in the third full paragraph on page 140. This disclosure is too vague. You must identify each underwriter having a material relationship

with your company and state the particular nature of that relationship. Please revise to be more specific.

Where You Can Find More Information, page 144

67. Please delete the third sentence of the first paragraph of this section. In this regard, we note that the disclosure in your prospectus regarding any contract, agreement, or other document should be materially complete.

Financial Statements

General

68. Please also present pro forma financial information for the 2005 fiscal year and most recent interim period giving effect to your offering and related transactions, including the debt repayments and any dividends to be paid from the proceeds. See SAB Topic 1:B.3. The denominator used in computing pro forma EPS should not include common shares to be used for general corporate purposes. Please disclose how you computed each amount presented. Please also disclose that common shares to be used for general corporate purposes were not included in this pro forma information.

69. Please include a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS. Please provide this reconciliation in a note to your pro forma financial statements. Please also disclose any shares not included for anti-dilution reasons.

Financial Statements for the Year Ended December 31, 2005

General

70. Please provide a schedule for your valuation and qualifying accounts, which should include information related to your allowances for receivable amounts; otherwise, tell us where this information is provided. Refer to Rule 12-09 of Regulation S-X.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

71. During the year ended December 31, 2005, you incurred $30.5 million in capital expenditures in connection with improvements made to your aircraft, including

major overhauls. Please disclose how you account for costs related to major improvements, including major overhaul costs.

72. Please disclose your accounting policy related to repairs, maintenance, and overhauls. Specifically address when amounts are capitalized and expensed, and how you determine which accounting treatment is appropriate.

73. Please disclose your accounting policy related to lease acquisition costs.

Flight Equipment Held for Lease, page F-8

74. You state that lessee specific modifications are capitalized and depreciated over the life of the related lease and included in other assets. Please address the following related to these amounts:

   - Please disclose the amounts capitalized at December 31, 2005 and March 31, 2006;

   - Please tell us the nature of these lessee specific modifications;

   - Please tell us how you determined it is appropriate to record these modifications as an asset on your financial statements; and

   - Please disclose whether you are treating these amounts as lease incentives in accordance with FTB 88-1.

75. Please disclose whether you assume lease renewals in your determination of lease term in accordance with paragraph 5.f. of SFAS 13 for purposes of amortizing lease specific modifications and lease premiums.

76. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

Note 4. Lease Rental Revenue and Flight Equipment Held for Lease, page F-12

77. Please provide a general description of your leasing arrangements, including the original terms, renewal periods, and other typical provisions of your lease arrangements. Please disclose the amount of contingent rent recorded for each period presented. Refer to paragraphs 23 (b) and (c) of SFAS 13.

Note 13. Shareholders' Equity, Share Based Payments and Earnings (Loss) Per Share, page F-18

78. Please provide us with an analysis of all equity issuances since January 1, 2006. These issuances should include the grants of restricted shares made to employees in February and March 2006, the purchases of restricted shares by executive officers in April 2006, and the purchases of common shares by employees and a director in May 2006. For each transaction:

- identify the parties, including any related parties;

- the nature of the consideration; and

- the fair value and your basis for determining the fair value.

    o Indicate whether the fair value was contemporaneous or retrospective.

    o To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

For equity transactions in which you and your board of directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value. We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

79. Please provide more detailed disclosures regarding each equity transaction during each period presented including, but not limited to, the following:

- The reason for the issuance;

- The consideration received by you, if any;

- The fair value of the securities issued;

- Number of shares granted;

- Exercise price;

- Fair value of common stock;

- The existence of any conversion or redemption features;

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

- If the valuation specialist was a related party, indicate as such.

Note 10. Comprehensive Income, page F-34

80. The amount disclosed as other comprehensive income at the bottom of the table appears to really be comprehensive income. Please revise or advise.

Note 14. Segment Information, page F-35

81. Please disclose the types of expenses and income amounts not allocated to reportable segments for each period presented. Specifically address how you differentiate whether depreciation, other expenses, and interest income amount should or should not be allocated to reportable segments. See paragraphs 31 and 32 of SFAS 131.

Financial Statements for the Three Months Ended March 31, 2006

General

82. Please address the comments above in your interim financial statements, as applicable.

Statements of Cash Flows, page F-26

83. In Note 2 on page F-8 you state that restricted cash and cash equivalents consists primarily of maintenance deposits received from lessees pursuant to the terms of various lease agreements and rent collections held in lockbox accounts pursuant to our credit facilities. In light of this, please tell us the nature of the line item described as restricted cash from disposition of flight equipment held for sale, and how you determined it was appropriate to classify this as cash flows from investing activities in accordance with paragraph 17 of SFAS 95.

Part II – Information Not Required In Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

84. Please provide us with a detailed analysis of the availability of the exemption in Rule 701 under the Securities Act with respect to the transactions set forth under the heading "Stock Option Grants and Grants of Restricted Shares."

Item 16. Exhibits and Financial Statement Schedules, page II-3

85. Please file as promptly as practicable each exhibit required by Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

Signatures, page II-6

86. Your registration statement must also be signed by your chief accounting officer or controller. Please revise accordingly.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging each of the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief, (202) 551-3769 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Mr. Edward F. Petrosky, Esq.
Mr. J. Gerard Cummins, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019